VIA EDGAR

March 6, 2024

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeanne Bennett and Kristin Lochhead

Re:         AngioDynamics, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2023
Form 10-Q for the Quarterly Period Ended November 30, 2023
Form 8-K dated December 25, 2023
File No. 000-50761

Dear Jeanne Bennett and Kristin Lochhead,

AngioDynamics, Inc. (“AngioDynamics”, “we”, or the “Company”) respectfully submits this letter in response to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated February 22, 2024, in relation to the above-referenced filings.  For ease of reference, the Staff’s comments are reproduced below in bold italicized type, followed by AngioDynamics’ responses.

Form 10-K for the Fiscal Year Ended May 31, 2023

Consolidated Financial Statements
Note 9. Goodwill and Intangible Assets, Goodwill, page 67

1.
Please clarify how you allocated goodwill to the two reporting units at the beginning of fiscal year 2023 in response to your new reporting structure. In that regard, explain how 80% of goodwill was allocated to the Med Tech reporting unit when only 29% and 25% of your revenue was generated from your Med Tech segment for FY23 and FY22, respectively. Reference ASC 350-20-35-45.

Executive Summary

AngioDynamics allocated goodwill between its two reporting units, Med Tech and Med Device, based upon the relative fair value allocation approach. The Company developed a detailed, bottoms up cash flow model for each reporting unit and then, in conjunction with an independent valuation specialist performed a discounted cash flow analysis to arrive at the relative valuations for each unit.  The Company’s strategy reflects significant investment in the higher growth, higher margin Med Tech segment.  Over the projection periods included in the discounted cash flow analysis, the projected growth in the higher-margin Med Tech reporting unit contributes significantly higher projected cash flows than the lower growth, lower margin Med Device reporting unit.  As a result, even though the Med Device reporting unit is currently larger than the Med Tech reporting unit in terms of actual reported revenues for fiscal years 2022 and 2023, the Med Tech reporting unit had a much higher fair value, resulting in a significantly higher portion of the Company’s goodwill being allocated to the Med Tech reporting unit.

Detailed Response

Beginning with the first fiscal quarter of AngioDynamics’ fiscal year ended May 31, 2023, AngioDynamics began to manage its operations as two operating segments and two reporting units, namely Med Tech and Med Device.  Prior to this time, AngioDynamics managed its operations as one reporting unit.  The change in managing operations that led to the change in reporting units was primarily driven by the Company’s strategic direction to focus internal investment, and therefore increase internal review and management focus, on the Med Tech segment.  The Med Tech segment includes the Company’s main growth drivers: (i) the Auryon peripheral atherectomy platform, (ii) mechanical thrombectomy, including the AngioVac and AlphaVac product lines, and (iii) the NanoKnife solid tumor ablation technology platform.  The remainder of the Company’s product offerings comprise the Med Device segment.  The Med Tech reporting unit has substantially different characteristics from the Med Device reporting unit, including, without limitation, addressable markets that are larger with higher growth profiles, gross margin profiles that are significantly higher (roughly 60%-65% for the Med Tech segment vs. roughly 40%-45% for the Med Device segment), revenue growth projections that are significantly higher for the Med Tech segment vs. the Med Device segment, and investment requirements that are significantly higher for the Med Tech segment vs. the Med Device segment.

In accordance with ASC 350-20-35-45, because AngioDynamics shifted its strategy and management focus and therefore reorganized its reporting structure in a manner that changed the composition of one or more of its reporting units (specifically, the Company moved from one reporting unit to two reporting units), goodwill was reassigned to the reporting units affected using a relative fair value allocation approach similar to that used when a portion of a reporting unit is being disposed of.  In order to determine the fair value of each reporting unit, the Company utilized the income approach based on the projected cash flows discounted to their present values.  The Company engaged an independent valuation specialist to assist management in the development and measurement of the fair value of the reporting units.

In addition to the income approach, the Company performed two market-based valuation approaches; the Guideline Public Company method, which included a detailed market analysis of publicly traded companies that provide a reasonable basis for comparison to each reporting unit’s relative fair value; and the Comparable Transaction approach, which included a detailed market analysis of merged or acquired companies that provide a reasonable basis for comparison to each reporting unit’s relative fair value.  The Company believes that the income approach was the most appropriate indicator of each reporting unit’s relative fair value and noted that the market approaches corroborated the income approach.

The relative fair values for the respective reporting units and goodwill allocation were determined to be as follows:

Amounts in thousands	Relative Fair Value		Goodwill Allocation

Med Tech	$709,000	79.8%	$160,529
Med Device	$179,000	20.2%	$40,529
Total Company	$888,000	100%	$201,058

Note, as of May 31, 2023, in connection with determining that the Dialysis and Biosentry assets were “held for sale” prior to the completion of the divestiture of those assets, the Company performed a goodwill impairment test and impaired all of the goodwill associated with its Med Device segment.  This was disclosed in the Company’s annual report on Form 10-k for the fiscal year ended May 31, 2023.

Form 10-Q for the Quarterly Period Ended November 30, 2023

Consolidated Financial Statements
Note 5. Goodwill and Intangible Assets, page 12

2.
We note that the market valuation of your stock has declined significantly since May 31, 2023 and is below your consolidated book value at November 30, 2023. Please tell us how you considered ASC 350-20-35-30 in determining whether a triggering event occurred that requires you to perform an interim assessment of goodwill impairment. As a related matter, given the significance of your goodwill and indefinite lived intangible asset balances and overall decline in your market capitalization, please revise future filings here or within critical accounting policies to address the following:

•
Expand your disclosure to state whether or not the fair value of your reporting units “substantially exceeds” the carrying value. To the extent any reporting unit fair values are not substantially in excess of fair values, disclose the name of those reporting units and the amount or percentage by which the fair value exceeds their carrying value;

•	Discuss how you considered the fact that your market capitalization is below book value in determining that goodwill had not been impaired;

•	Explain how you consider market capitalization in determining the estimated fair values of the reporting units. Refer to ASC 350-20-35-3C;

•	If a significant difference exists between your market capitalization and the aggregate fair values of a company’s reporting units, disclose the reasons for the difference.

Executive Summary

The Company acknowledges that the market value of its stock price has declined significantly since May 31, 2023 and was below its consolidated book value at November 30, 2023.  As of the end of the second fiscal quarter ended November 30, 2023, the Company assessed whether a triggering event had occurred that would lead to an interim impairment for goodwill in advance of its annual test, which is performed as of the end of April.  The Company determined that no significant changes in its business prospects, market or other conditions arose that would lead to a triggering event, other than the decline in stock price.  The Company was aware of several items that were not publicly disclosed as of November 30, 2023 that it believed could have a positive impact on the market value of its stock.  These items included a manufacturing restructuring plan, as well as discussions with several parties that could result in the divestiture of certain non-core assets.  In addition, in September 2023, the Company was removed from the S&P Micro Cap Index, which resulted in significant short-term selling pressure.  The Company was not able to assess the long-term impact of this removal as of November 30, 2023.  In January 2024, the Company announced its manufacturing restructuring plan and in February 2024, the Company closed and announced the divesture of its PICC and Midline businesses. Notwithstanding these announcements, however, the decline in the Company’s stock price has remained persistent.  As a result, the Company has determined as of the end of February 2024 that a triggering event has occurred as a result of the stock price decline.  The Company is assessing goodwill for impairment and currently expects that a portion of its remaining goodwill will be impaired.

Detailed Response

In accordance with ASC 350-20-35-28, the Company tests for impairment of Goodwill of its reporting units on an annual basis during April.  In addition, also in accordance with ASC 350-20-35-28 and ASC 350-20-35-30, the Company tests for impairment of Goodwill of its reporting units between annual tests if it determines that a triggering event has occurred or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.  As of November 30, 2023 and up to January 8, 2024 when the Company filed its Quarterly Report on Form 10-Q for the Quarterly Period Ended November 30, 2023 (the “Second Quarter Form 10-Q”), the Company determined that a triggering event had not occurred or circumstances had not changed that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

  Specifically, in accordance with ASC 350-20-35-3C(a) through (g), the Company assessed the following:

a.          Macroeconomic conditions (such as deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets that could affect significant inputs used to determine the fair value)

There had been no significant changes in macroeconomic conditions since April 30, 2023 that affected significant inputs used to determine the Company’s reporting units’ fair value.  While the macro-inflationary environment was persistent and access to capital remained more restrictive than prior to the start of the inflationary environment, on June 8, 2023, the Company completed the sale of its Dialysis and Biosentry Tract-Sealant System product lines, representing approximately $33 million of annual revenue for $100 million in cash.  Pursuant to this transaction, the Company retired all of its outstanding debt and created a significant net cash position that ameliorated any need to access additional capital.  In addition, the Company does not have significant exposure to foreign exchange rate risk as the vast majority of its arrangements with international distributors are dollar denominated.

b.          Industry and market considerations (such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (in both absolute terms and relative to peers), or a change in the market for an entity’s products or services due to the effects of obsolescence, demand, competition, or other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing business environment, and expected changes in distribution channels) that could affect significant inputs used to determine the fair value)

There had been no significant changes since April 30, 2023 related to the industry or market conditions in which the Company operates that would impact the significant inputs used in determining fair value.  As referenced above, macroeconomic conditions, especially around inflation, persisted; however, this was consistent with what the Company had experienced over the past year and these pressures were incorporated in the Company’s forecasted cash flows used in the income approach discussed in our response to question 1 above.  Similarly, there were no significant changes in competition, legislation or any distribution channels for the Company’s products.

c.          Cost factors (such as increases in raw materials, labor, or other costs that have a negative effect on future expected earnings and cash flows that could affect significant inputs used to determine the fair value)

There had been no significant changes in cost factors since the annual goodwill impairment test date of April 30, 2023 that would affect the significant inputs the Company used to determine the fair value of its intangibles or goodwill.   The Macro-inflationary environment remained persistent. The Company did experience inflation in raw materials costs that had begun in previous quarters, but, during the fiscal quarter ended November 30, 2023, the Company experienced a decrease in freight surcharges and an overall decrease in freight expense.  Labor availability remained steady in the plant and the Company continued its initiative to move production capacity for certain products to a third-party manufacturing partner in Costa Rica.  The initiative to move production capacity for certain products to a third party manufacturing partner in Costa Rica maintained the Company’s availability to labor and stabilized the Company’s expectations with respect to costs which supported the Company’s forecasted cash flows used to determine the fair value of the Company’s reporting units.

d.          Financial performance (such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods that could affect significant inputs used to determine the fair value)

Company revenue for the fiscal quarter ended November 30, 2023 was $79.1M, and excluding the impact of the sale of the dialysis and BioSentry businesses on June 8, 2023, revenue was up 2.7%.  For the six months ended November 30, 2023, revenue grew 4.7% over the prior year period (when excluding sales of Dialysis and BioSentry).  In addition, on a pro-forma basis (excluding the impact of the sale of the dialysis and BioSentry businesses) for the year to date, the Company increased Adjusted EPS and Adjusted EBITDA over the prior year to date period.

There was a decline in the Company’s AngioVac and AlphaVac product lines; however, the two other technology platforms in the Med Tech segment, Auryon and NanoKnife, both exhibited strong performance during the quarter.  The Company believes that the softness in AlphaVac is temporary and related to the completion of its APEX-PE clinical trial, which studied the use of AlphaVac to treat pulmonary embolisms. Physicians’ use of AlphaVac for pulmonary embolisms was paused upon study completion until the product secures an expanded indication to treat pulmonary embolism from the FDA.  The Company’s long-term prospects for AlphaVac have not changed.

e.         Other relevant entity-specific events (such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation that could affect significant inputs used to determine the fair value)

There were no significant changes in management, key personnel, strategy, or customers, contemplation of bankruptcy, or litigation since the annual goodwill impairment test date of April 30, 2023.  In addition, there were no significant changes in our customers or their ability to pay.  The Company increased its cash balance from the end of the first fiscal quarter ended August 31, 2023 and remained debt free.

f.          Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing of all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit

The Company operates as two reporting units.  For the fiscal year ended May 31, 2024, 100% of the Company’s goodwill is related to the Med Tech reporting unit.  The Med Tech reporting unit’s revenue increased 3.5% for the quarter ended November 30, 2023 over the prior year quarter and 8.3% year to date.  As of May 31, 2023, in connection with determining that the Dialysis and Biosentry assets were “held for sale” prior to the completion of the divestiture of those assets, the Company performed a goodwill impairment test and impaired all of the goodwill associated with its Med Device segment.  This was disclosed in the Company’s annual report on Form 10-k for the fiscal year ended May 31, 2023.

g.	A sustained decrease in share price (in either absolute terms or relative to peers)

The Company’s stock price has been extremely volatile during fiscal year 2023 continuing through the second quarter of FY 2024, ranging from $6.17 to $24.30 throughout the period.  In general, the Med Tech Small Cap industry has seen a significant overall decline during this same period, indicating that the decline is not specific to AngioDynamics.  In addition, in September of 2023, AngioDynamics was removed from the S&P Micro Cap Index which had a significant short-term impact on the Company’s stock price as index funds were required to rebalance their portfolios.  As of November 30, 2023, the Company believed that the impact from the S&P rebalancing was too recent to assess whether the impact was transient or would be sustained.  Furthermore, as stated above, the Company was finalizing plans to restructure its manufacturing footprint and move to an outsourced model that was designed to reduce operating costs by approximately $15 million annually.  These plans were approved by the Company’s board of directors in December 2023 and announced during the Company’s second fiscal quarter conference call on January 4, 2024.  Finally, also as stated above, the Company was in preliminary discussions with a third party to potentially divest its PICC and Midline business, two low-margin, low-growth, non-synergistic businesses, the divestiture of which would be immediately accretive to the Company’s gross margin  and revenue growth profile.  The Company determined that the discussions were not at a stage which would qualify these assets as “held for sale” but expected that the divestiture could have a positive impact on the Company’s stock price.

Since November 30, 2023, the Company has continued to assess whether a triggering event has occurred, or circumstances have changed that would more likely than not reduce the fair value of the reporting unit below its carrying amount.  During this period, the market value of the Company’s stock has remained below its consolidated book value despite the Company’s announcement in January 2024 of its manufacturing restructuring plan and the divestiture of its PICC and Midline businesses.  Accordingly, while the analysis is on-going, management currently expects that as of February 29, 2024, the Company will determine that the decline in stock price has reached a sustained period.  As part of the third quarter close process, the Company is currently performing the goodwill impairment test and expects that goodwill of the Med Tech segment will be impaired as of the end of the third fiscal quarter ended February 29, 2024.

In future filings, the Company will:

•
Expand its disclosure to state whether or not the fair value of its reporting units “substantially exceeds” the carrying value.  To the extent any reporting unit fair values are not substantially in excess of fair values, the Company will disclose the name of the reporting units and the amount or percentage by which the fair value exceeds the carrying value;

•	Discuss how the Company considered the fact that its market capitalization is below book value in determining that goodwill had not been impaired;

•	Explain how the Company considered market capitalization in determining the estimated fair values of the reporting units; and

•	If a significant difference exists between the Company’s market capitalization and the aggregate fair values of the Company’s reporting units, the Company will disclose the reasons for the difference.

Form 8-K dated December 29, 2023

Exhibit 99.1

3.
We see that multiple non-GAAP measures include an adjustment for “Acquisition, restructuring and other items, net,” under note (1) and it appears that the adjustment includes a number of items. Please address the following:

•	Provide us with further description and quantification for each of the adjustments underlying these amounts;

•	Revise your disclosure in future filings to break out individually significant adjustments; and

•
Clarify the nature of the asset impairments and write-offs, certain litigation, and other items and why the adjustments are appropriate under Item 10(e) of Regulation S-K and Question 100.01 the Compliance and Disclosure Interpretations for Non- GAAP Financial Measures.

We respectfully advise the Staff that the description and quantification of the items included in “Acquisition, restructuring and other items, net” that were identified in the current report on Form 8-K dated December 29, 2023 are described in footnote disclosure in the Company’s 2023 Form 10-K (Note 19) and Second Quarter Form 10-Q (Note 15) and are copied below for convenience from the Second Quarter Form 10-Q.  We will include this additional disclosure in future filings that include non-GAAP measures.

15. ACQUISITION, RESTRUCTURING, AND OTHER ITEMS, NET

Acquisition, Restructuring and Other Items

Acquisition, restructuring and other items, net, consisted of:

	Three Months Ended		Six Months Ended
(in thousands)	Nov 30, 2023	Nov 30, 2022	Nov 30, 2023	Nov 30, 2022
Legal (1)	$5,322	$2,422	$7,139	$4,285
Mergers and acquisitions (2)	252	-	252	-
Manufacturing relocation (3)	689	602	1,277	738
Transition service agreement (4)	(177)	-	(323)	-
Israeli Innovation Authority prepayment (5)	-	-	-	3,544
Other(6)	102	35	1,055	73
Total	$6,188	$3,059	$9,400	$8,640
(1) Legal expenses related to litigation that is outside the normal course of business.
(2) Mergers and acquisitions expense related to legal and due diligence.
(3) Expenses to relocate certain manufacturing lines out of Queensbury, NY.
(4) Transition services agreement that was entered into as a result of the sale of the dialysis and BioSentry businesses.
(5) In the first quarter of fiscal year 2023, a $3.5 million payment was made to the Israeli Innovation Authority to fully satisfy the obligation related to grant funds that were provided to Eximo for development of the Auryon laser prior to the acquisition in the second quarter of fiscal year 2020.
(6) Included in the $1.1 million in other for the six months ended November 30, 2023 is $0.9 million of deferred financing fees that were written-off in conjunction with the sale of the Dialysis and BioSentry businesses and concurrent extinguishment of the debt.

The footnotes in the Company’s Second Quarter Form 10-Q include a description of the items included in the various line items on the reconciliation.  Set forth below are further details:

a.          Legal – This includes legal expenses related to litigation that is outside of the normal course of business, namely the litigation associated with C.R. Bard (now BD Bard) claiming that certain of the Company’s port products infringe certain of BD Bard’s patents.  Details with respect to these cases are disclosed in the Commitments and Contingencies footnote.  Other litigation, such as product liability or employment practices claims are deemed to be in the ordinary course and not included in “Acquisition, restructuring and other items, net.”  The BD Bard litigation has consistently been treated by the Company as outside the ordinary course.  The Company is not currently engaged in any other similar intellectual property litigation and has not been engaged in similar litigation for more than 10 years.

b.          Mergers and Acquisitions – This includes any legal and due diligence expenses related to any mergers, acquisitions or divestitures.  In our most recent current report on Form 8-K, this included expenses related to the sale of the PICCs, midlines and tip location product lines which closed on February 15, 2024.

c.          Manufacturing Relocation – This includes expenses related to the Company’s announced manufacturing restructuring plan which includes outsourcing all of the Company’s manufacturing capabilities to third party contract manufacturers.

d.          Transition Service Agreement – This includes expenses and reimbursement of expenses incurred by the Company to support the agreement that was entered into as a result of the sale of the dialysis and BioSentry businesses.

e.          Israeli Innovation Authority Prepayment – This includes a $3.5 million payment to the Israeli Innovation Authority that the Company elected to make to fully satisfy the obligation related to the grant funds that were provided to Eximo for the development of the Auryon Laser prior to the Company’s acquisition of Eximo in the second quarter of fiscal year 2020.

f.          Other – This includes the write-off of deferred financing fees in conjunction with the sale of the dialysis and BioSentry business and the concurrent extinguishment of debt and severance related to internal restructuring.

The Company assessed each of the items in “Acquisition, restructuring and other items, net,” under note (1), pursuant to Item 10(e) of Regulation S-K and Question 100.01 the Compliance and Disclosure Interpretations for Non- GAAP Financial Measures.  Specifically, the Company:

(A)
Presented with equal or greater prominence the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.  The items in “Acquisition, restructuring and other items, net” only impact adjusted EBITDA and adjusted EPS.  The Company discloses Net Income and EPS calculated in accordance with GAAP in equal or greater prominence in its filings;

(B)	Provided a GAAP to non-GAAP reconciliation schedule; and

(C)
Provided a statement disclosing the reasons why management believes that the presentation of the non-GAAP financial measure provides useful information to investors regarding the Company’s financial condition and results of operations.

In addition, the Company assessed all items in “Acquisition, restructuring and other items, net” and does not believe that adjustments result in non-GAAP measures that are misleading as all items are described in the Company’s filings and are consistently applied across periods.

The Company will include the break-out of “Acquisition, restructuring and other items, net” that is currently included in the Second Quarter Form 10-Q (and is set forth above) in future filings that include non-GAAP measures.
* * * * *

If you have any questions concerning the above responses or require additional information, please contact me at (518) 795-1400.

AngioDynamics, Inc.

By:	/s/ Stephen A. Trowbridge
	Name:	Stephen A. Trowbridge
	Title:	Executive Vice President and
Chief Financial Officer

cc:          Gail McNaughton, Deloitte & Touche LLP